INTERPHARM HOLDINGS, INC.
                                 75 Adams Avenue
                            Hauppauge, New York 11788


                                                              February 6, 2006


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


            Re:   Interpharm Holdings, Inc.
                  Annual Report on Form 10-K
                  For fiscal year ended June 30, 2005
                  File No. 001-15981


Dear Mr. Rosenberg:

      Reference is made to the comment letter, dated February 2, 2006 to Interpharm Holdings, Inc. (the "Company"), relating to the captioned report (the "Comment Letter").

      Due to the necessity for the Company to confer with its auditors and counsel in preparing a response to the Comment Letter, we intend to respond to all of the comments raised therein not later than March 3, 2006.


                                          Very truly yours,

                                          /s/ George Aronson

                                          George Aronson
                                          Chief Financial Officer